

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2020

Jason Berg
Chief Financial Officer
AMERCO
5555 Kietzke Lane
Reno, Nevada 89511

> **Re: AMERCO**
> **Form 10-K for the Fiscal Year Ended March 31, 2019**
> **Filed May 29, 2019**
> **File No. 1-11255**

Dear Mr. Berg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services